SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              PHOTONICS CORPORATION
                              ---------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                     71937W
                                 --------------
                                 (CUSIP Number)

                                Steven N. Bronson
                          Barber & Bronson Incorporated
                          201 South Biscayne Boulevard
                                   Suite 2950
                              Miami, Florida 33131
                                 (305) 536-8500
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             Linda C. Frazier, Esq.
                                Broad and Cassel
                          201 South Biscayne Boulevard
                                   Suite 3000
                              Miami, Florida 33131

                                  May 27, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with this statement [_].


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                                                            SCHEDULE 13D

---------------------------------          -------------------------------------
CUSIP NO. 71937W                             PAGE 2 OF 5 PAGES
---------------------------------          -------------------------------------

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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Steven N. Bronson

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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[_]
                                                                        (b)[_]
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    3        SEC USE ONLY

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    4        SOURCE OF FUNDS*

             PF
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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
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    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
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                                     7        SOLE VOTING POWER

          NUMBER OF                           283,816(1)
            SHARES             -------------------------------------------------
         BENEFICIALLY                8        SHARED VOTING POWER
           OWNED BY
             EACH                             -0-
          REPORTING            -------------------------------------------------
            PERSON                   9        SOLE DISPOSITIVE POWER
             WITH
                                              283,816(1)
                               -------------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              -0-
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             283,816(1)
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [_]
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.33%
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    14       TYPE OF REPORTING PERSON*

             IN
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(1)      Amount includes 131,146 shares of Photonics Common Stock to which Mr.
         Bronson is entitled upon conversion of shares of DTC Data Technology Corporation. See "Item 3. Source and Amount of Funds or Other Consideration" for additional information.

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                                                               Page 3 of 5 Pages

         ITEM 1.     SECURITY AND ISSUER.

                     This Schedule 13D relates to the common stock, $.001 par value (the "Common Stock"), of Photonics Corporation, a California corporation (the "Issuer"). The Issuer's principal executive office is located at 2940 North First Street, San Jose, California 95134.

         Item 2.     IDENTITY AND BACKGROUND.

                     (a) This Schedule 13D is being filed on behalf of Steven N. Bronson.

                     (b) The business address of Mr. Bronson is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131.

                     (c) Mr. Bronson is the President of Barber & Bronson Incorporated ("B&B"). The principal business address of B&B is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131.

                     (d) During the last five years, Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                     (e) During the last five years, Mr. Bronson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to a federal or state securities laws or finding any violation with respect to such laws.

                     (f) Mr. Bronson is a citizen of the United States of America.

         Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     Mr. Bronson acquired securities of the Issuer utilizing his personal funds. Such shares of the Issuer represent less than 5% of all outstanding shares of the Issuer's Common Stock. However, Mr. Bronson is entitled to receive additional securities of the Issuer by virtue of being a stockholder of DTC Data Technology Corporation, a Delaware corporation ("DTC"). Pursuant to an Asset Purchase Agreement between the Issuer and DTC dated as of August 31, 1995 and amended September 29, 1995 and December 15, 1995, the Issuer acquired all of the assets of DTC in exchange for the assumption of certain liabilities of DTC and the issuance to DTC of a sufficient number of shares of the Issuer's Common Stock. Following the consummation of the acquisition, the number of shares and shares issuable upon exercise of certain options assumed by the Issuer, will equal 77.5% of all outstanding shares of the Issuer's Common Stock. In connection with such transaction, DTC will be dissolved and the shares of Issuer's Common Stock issued to DTC will be distributed to DTC's stockholders, of which Mr. Bronson is one. Although the acquisition has been consummated, DTC has not been dissolved

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                                                               Page 4 of 5 Pages

and the Issuer's shares of Common Stock issued to DTC have not been distributed to its stockholders. Upon dissolution of DTC and distribution of the shares, Mr. Bronson will receive an additional 131,146 shares of the Issuer's Common Stock. The information contained in this Schedule 13D assumes these shares have been distributed to DTC's stockholders.

         Item 4.     PURPOSE OF TRANSACTION.

                     Mr. Bronson acquired securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his position in the Issuer.

                     Mr. Bronson does not have any plans or proposals which may relate or would result in:

                     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                     (d) Any material change in the present capitalization or dividend policy of the Issuer;

                     (e) Any other material change in the Issuer's business or corporate structure;

                     (f) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

                     (g) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                     (i) Any action similar to any of those enumerated above.

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                                                               Page 5 of 5 Pages

         Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

                     (a) Mr. Bronson may be deemed to beneficially own an aggregate of 283,816 shares of Common Stock, representing approximately 6.33% of the total shares of Common Stock deemed outstanding (assuming liquidation of DTC and issuance of Issuer's shares to DTC's stockholders). With respect to such shares, Mr. Bronson owns of record 283,816 shares of Common Stock, as to which he possesses sole voting and dispositive power.

                               The foregoing shares do not include any shares of
Common Stock held of record in the trading account of B&B and, with respect to which shares, Mr. Bronson disclaims beneficial ownership.

                     (b)       Not applicable.

                     (c) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

                     (d)       Not applicable.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     None.

         Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

                     None.

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Date:  May 27, 1998                                /S/ STEVEN N. BRONSON
                                                   ---------------------
                                                   Steven N. Bronson